AMERICAN ONCOLOGY NETWORK, INC.
14543 Global Parkway, Suite 110
Fort Myers, FL 33913
Telephone: (833) 886-1725

December 4, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, DC 20549-3010

Attn:	Nicholas O’ Leary

Re:	American Oncology Network, Inc. Registration Statement on Form S-1 File No. 333-274975	Acceleration Request Requested Date: December 6, 2023 Requested Time: 4:30 P.M. Eastern Time (or as soon thereafter as possible)
Ladies and Gentlemen:

American Oncology Network, Inc. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the above-referenced Registration Statement on Form S-1 be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel, Dentons US LLP, may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Once the Registration Statement has been declared effective, please orally confirm that event with Brian Lee of Dentons US LLP, counsel to the Company, at (212) 768 6926.

Sincerely,

AMERICAN ONCOLOGY NETWORK, INC.

By:	/s/ Todd Schonherz
Name:	Todd Schonherz
Title:	Chief Executive Officer

cc:	Brian Lee, Esq. Dentons US LLP